Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2.	Date of Material Change

December 20, 2010

Item 3.	News Release

News Release dated December 20, 2010, were disseminated through Marketwire and Market News. A copy of the News Release is attached as Schedule "A".

Item 4.	Summary of Material Change

The Company announced that its 70% owned project company, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”) has completed a zero cost collar copper hedge program. This completed one of the main outstanding conditions precedent relating to MMB’s US$ 823 million debt financing.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, see Schedule "A”.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Contact: John Greenslade, President
Telephone: (604) 685-2323

Item 9.	Date of Report

December 20, 2010

Schedule "A"

Baja Closes Copper Hedging For Boleo Project

Vancouver, December 20, 2010 - Baja Mining Corp. ("Baja") (TSX:BAJ) is pleased to announce that its 70% owned project company, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”) has completed a zero cost collar copper hedge program. This completed one of the main outstanding conditions precedent relating to MMB’s US$ 823 million debt financing.

MMB purchased put options with a strike price of US$ 5,291/tonne (US$ 2.40/lb) and sold call options with an average strike price of US$ 8,760/tonne (US$ 3.97/lb) for 50% of the estimated copper production for the three year period of January 2014 to December 2016, inclusive, totalling 87,360 tonnes of copper. This program did not require any upfront outlay of cash for MMB.

These contracts are financially settled, monthly, based upon the London Metal Exchange monthly average copper cash price (“Copper Price”) at the time of copper sales from Boleo. The effect for revenues from copper sales will be as follows:

  If the Copper Price is less than or equal to US$ 5,291/tonne (US$ 2.40/lb):
  MMB will receive the put strike price. This establishes a price floor at US$5,291/ tonne (US$ 2.40/lb), in accordance with the project financial model.

  If the Copper Price is between US$ 5,291/tonne (US$ 2.40/lb) and US$ 8,760/tonne (US$ 3.97/lb):
  MMB will receive the actual copper spot price.

  If the Copper Price is greater than or equal to US$ 8,760/tonne (US$ 3.97/lb):
  MMB will receive the call strike price.

The remainder of Boleo’s copper production over its anticipated 23 year mine life will be sold at spot copper prices. Boleo’s cobalt and zinc sulphate production will also be sold at prevailing market prices.

The implementation of the hedge program was one of the final conditions precedent required under the loan facilities. MMB hopes to satisfy the remaining conditions and to fix the interest rate of the loan provided by Export-Import Bank of the United States (“US EXIM”) early in 2011. The US EXIM loan totals US$ 419.6 million with a 14 year term, and is a part of the US$ 823 million debt financing that closed on September 28, 2010.

The hedge program was arranged with Barclays Capital (the investment banking division of Barclays Bank PLC), Standard Bank Plc, Standard Chartered Bank, UniCredit Bank AG and WestLB AG.

John Greenslade said, “We are pleased to have concluded the copper hedge program at a time of historic highs in the copper market. The structure of the program satisfies the requirement of the bank group, whilst preserving significant copper price upside for Baja’s shareholders.”

Baja Mining (TSX:BAJ; OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is fully permitted, fully funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.
"John W. Greenslade"
JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323
Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.
These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.